Exhibit 99.2

EZCHIP ANNOUNCES AMENDED MERGER AGREEMENT WITH MELLANOX TECHNOLOGIES, LTD.

Revised Agreement Includes a Go-Shop Period and Waiver of Termination Fee

Sets Extraordinary General Meeting Date for January 19, 2016

YOKNEAM, ISRAEL, November 17, 2015 – EZchip Semiconductor Ltd. (“EZchip” or the “Company”) (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today announced that it has executed an amendment to the merger agreement with Mellanox Technologies, Ltd. (“Mellanox”) (NASDAQ: MLNX).

Pursuant to the amended agreement, which was unanimously approved by EZchip’s Board of Directors, EZchip will actively solicit alternative offers from third parties during a 30-day "go-shop" period, commencing on November 17, 2015, and which will expire on December 16, 2015. In addition, the amended merger agreement provides for a complete waiver of Mellanox’s right to a termination fee.

Eli Fruchter, CEO of EZchip, said, “The EZchip Board has been focused on achieving the best possible outcome for our shareholders throughout this process, and the amended merger agreement announced today further demonstrates our commitment to acting in the best interests of all shareholders. Moreover, we believe that the reelection of all of EZchip’s directors at the Annual General Meeting last week underscores shareholders’ recognition that our Board is committed to delivering maximum value to shareholders.”

Under the terms of the merger agreement with Mellanox, EZchip shareholders will receive $25.50 cash for each ordinary share of EZchip that they hold at the closing of the transaction. The transaction is valued at approximately $811 million. The $25.50 cash per share offer represents a 16% premium over the closing price of EZchip shares on September 29, 2015, the last trading day prior to the public announcement of the transaction, and a 33.1% premium and 31.2% premium over the volume-weighted average closing prices of EZchip’s ordinary shares over the 12-month period and 3-month period prior to the public announcement of the transaction.

The Company noted that there can be no assurance that the "go-shop" process will result in a superior proposal. In addition, before EZchip accepts an acquisition proposal that constitutes a superior proposal, Mellanox will have a matching right. Additional information will be provided upon conclusion of the “go-shop” period.

In the event that no superior proposal is obtained, the shareholder vote on the Merger Proposal with Mellanox will take place at an Extraordinary General Meeting on January 19, 2016. The record date for shareholders eligible to vote at such Extraordinary General Meeting is scheduled to be December 18, 2015. The Company will file and mail updated proxy materials to EZchip shareholders following the completion of the “go-shop” period.

The transaction is projected to close in the first quarter of 2016, subject to the completion of certain closing conditions.

Barclays acted as exclusive financial adviser to EZchip and Naschitz, Brandes, Amir & Co. and Carter Ledyard & Milburn LLP acted as EZchip’s legal counsel.

About EZchip
EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip’s processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd.These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip’s Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015)). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Important Additional Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are urged to read the Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015), together with the Merger Agreement (as amended by Amendment No. 1 dated November 17, 2015) and other exhibits thereto, in their entirety because they contain important information. The Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015) (including the Merger Agreement with Mellanox Technologies, Ltd. and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC and mailed to shareholders. Amendment No 1 to the Merger Agreement, dated November 17, 2015, has been filed by EZchip with the SEC and will be mailed to shareholders with the proxy statement for the Extraordinary General Meeting. Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500

Contacts

EZchip Investor Contact
Jeffrey A Schreiner
EZchip
+1-408-520-3676
jschreiner@ezchip.com

EZchip PR Contact
Daureen Green
EZchip
+972-4-959-6677
dgreen@ezchip.com

Additional Contacts
Joele Frank, Wilkinson Brimmer Katcher
Eric Brielmann / Kate Beers
415-869-3950
Sharon Stern / Adam Pollack
212-355-4449

MacKenzie Partners, Inc.
Bob Marese
212-929-5405